UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated September 22, 2017.	3

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

RELEVANT EVENT

Grifols has earned approval from the U.S. Food and Drug Administration (FDA) for a liquid formulation of its alpha-1 antitrypsin (Prolastin®-C Liquid) as a replacement therapy to treat alpha-1 antitrypsin deficiency, a rare genetic disorder.

The FDA approval culminates an important R&D initiative to create a new product formulation of alpha-1 antitrypsin, whose ready-to-infuse format requires less preparation time and volume for infusion. Until now, the formulation had only been offered in a lyophilized format.

Prolastin®-C Liquid is the first liquid formulation of an alpha-1 antitrypsin deficiency replacement therapy manufactured in the U.S. This plasma-derived product will be also manufactured at Grifols industrial site in Barcelona, Spain. The approval process for the product has also commenced in Europe.

The commercial launch of the liquid formulation, Prolastin®-C, is scheduled for 2018.

Additionally, on September 15, Grifols received a recommendation from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) to approve Grifols’ VeraSeal®, a product for surgical use in adults. VeraSeal® is a biological sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process.

In Barcelona, on 22 September 2017

Nuria Martín Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  September 22, 2017